Exhibit 99.1

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

CNPJ nº 20.512.706/0001-40

NIRE 42.300.047.520

CVM Registered – No. 02705-7

MATERIAL FACT

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A. (“Company”), in compliance with the provisions of Law no. 6,404, of December 15, 1976, as amended, and the regulations of Securities and Exchange Commission of Brazil (“CVM”) , particularly with the provisions of the CVM Resolution No. 44, of August 23, 2021, as amended, hereby informs the market that, as of the date hereof, the Company is publishing the financial guidance below:

	2023	Projected for 2024		Variation
(R$ million, except %)	Historical	Min.	Max.	2023x2024
Net Revenue	1,962.5	2,150.0	2,250.0	~10% to 15%
Adjusted EBITDA Margin[1]	36.6%	36.5%	37.5%	-0.1pp. to +1.0pp.

1Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Net Revenue for the relevant period. For a reconciliation of Adjusted EBITDA, refer to our filings with the U.S. Securities and Exchange Commission.

The guidance above was prepared considering, among other things: the current macroeconomic conditions in Brazil, the Company’s expectations for the organic expansion of its business through the increase of its student base, and the maturation of over 2,400 learning hubs in Brazil.

The forward-looking statements and information related to the Company’s future contained in this Material Fact should not be interpreted as guarantees or promises of performance and are subject to risks and uncertainties associated with economic, regulatory and competitive conditions, as well as the Company’s strategic and operational decisions. Investors are cautioned to not make investment decisions based on these estimates and statements about future operations. Any change in perception or assumptions described above may cause actual results to differ from the projections made.

The Company will keep the market updated about any decisions that could result in a material change of the guidance disclosed herein.

Florianópolis, May 13, 2024.

William Victor Kendrick de Matos Silva

Chief Executive, Financial and Investor Relations Officer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on the Company’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of the Company’s securities, and are subject to several known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. Forward-looking statements involve risks and uncertainties and are not guarantees of future events. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. The Company does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.